MDB CAPITAL HOLDINGS, LLC

14135 Midway Road, Suite G-150

Addison, TX 75001

July 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Tonya Aldave, Esq

Re:	MDB Capital Holdings, LLC

Registration Statement on Form S-1, File No. 333-268318

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: July 25, 2023

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

MDB Capital Holdings, LLC (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-268318) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 4:30 p.m. Eastern time on July 25, 2023, or as soon thereafter as possible, or at such later time as the Company may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe, LLP, counsel to the Company, to make such request on its behalf.

Please contact our counsel, Andrew D. Hudders or Carl Van Demark of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-7349 or (212) 907-7366, respectively, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders or Mr. Van Demark by telephone when this request for acceleration has been granted.

Sincerely yours,

/s/ Mo Hayat
Mo Hayat
Chief of Entrepreneurship & Operations, and Director